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                             July 5, 2023

       Steven Arenal
       President
       Tenaya Group, Inc.
       626 Wilshire Blvd., Suite 410
       Los Angeles, CA 90017

                                                        Re: Tenaya Group, Inc.
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed June 20, 2023
                                                            File No. 000-56524

       Dear Steven Arenal:

              We have reviewed your June 20, 2023, response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 19, 2023 letter.

       Form 10-12G/A filed June 20, 2023

       Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

   1. We note your response to comment number 2. Please revise to indicate the largest aggregate amount of
principal outstanding during the period for which the disclosure is provided. Also indicate
the amount outstanding as of the latest practicable date.
       General

   2. It appears you were subject to periodic reporting requirements after May 1, 2023. Please tell us when you plan
to file your Form 10-Q for the quarterly period ended March 31,
                                                        2023.
 Steven Arenal
FirstName   LastNameSteven Arenal
Tenaya Group,   Inc.
Comapany
July 5, 2023NameTenaya Group, Inc.
July 5,2 2023 Page 2
Page
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Byron Thomas